A TECHNICAL REVIEW

OF THE NORTH PORVENIR ZONE,

SANTA CRUZ MINE, GUANACEVI PROJECT

IN DURANGO STATE, MEXICO

FOR

ENDEAVOUR SILVER CORP.

prepared by

Velasquez Spring, P.Eng.
Senior Geologist

Amended May 10, 2005
May 5, 2005	Watts, Griffis and McOuat Limited
Toronto, Canada	Consulting Geologists and Engineers

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TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

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1. SUMMARY

General

Watts, Griffis and McOuat Limited ("WGM") was retained by Endeavour Silver Corp. ("EDR") formerly known as Endeavour Gold Corp., to conduct an independent due diligence review and audit of the Mineral Resources as prepared by EDR on the North Porvenir Zone of the Santa Cruz mine at their Guanacevi project and to present their findings in an updated National Instrument 43-101 ("NI 43-101") report.

The Mineral Resource estimate by EDR of the North Porvenir Zone, dated February 2005, audited and validated by Velasquez Spring, P.Eng., WGM Senior Geologist who is the independent Qualified Person ("QP") for this report, is as follows:

Classification	Tonnes	g Ag/t	g Au/t	Width

Measured	18,700	698	1.2	2.1
Indicated	23,500	682	1.2	2.1
Measured and Indicated	42,200	689	1.2	2.1

Inferred	245,700	486	1.2	2.4

Estimated at a 335 g Ag/t cutoff and a 1.0 m minimum mining thickness and if mineralization of the wallrock adjacent to 335 g Ag/t was greater than 230 g Ag/t it was included in the mining thickness. Silver was at US$6.50/oz but with no credit for the gold content.

In May 2004, EDR signed a formal purchase agreement to acquire a 100% interest in the silver/gold producing Santa Cruz mine and the Guanacevi processing plant from Minera Santa Cruz y Garibaldi S.A. de C.V. ("SCG") and Cia. Metalurgica Guanacevi S.A. de C.V. ("CMG").

The Guanacevi Project is an advanced diamond drilling exploration program centered on the silver and gold producing Santa Cruz Mine and the operating Metalurgica Guanacevi ("MG") flotation and cyanidation mill, both located near the town of Guanacevi in northwestern Durango State, Mexico.

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The Santa Cruz Mine consists of 7 exploitation concessions totalling 406.38 hectares and an additional 50.0 ha concession some 2 km to the north from the mine.

The Guanacevi mining district can be reached from Durango City, Dgo by paved highway, requiring about a four and one half hour drive. Durango City is serviced by a regional jet airport with numerous daily flights to major Mexican cities, twice weekly flights from Los Angeles and Houston.

A workforce with considerable mining experience is available in the Guanacevi mining district area. The town of Guanacevi has all modern amenities and a population of 3,000 and is connected to the national land-base telephone system and has internet and satellite television. A 34 kV power line supplies power to the town, the plant and the mine.

The CMG plant has a installed grinding/flotation capacity of 800 tpd and a cyanidation/leach capacity of 600 tpd but presently is being operated at less than its installed capacity. The plant is clean and well operated with a trained staff of 71 personnel.

Underground development at the Santa Cruz Mine extends to a depth of 250 m with seven levels, with one level connected to surface at both ends. A total of 40 mine personnel operate two-8 hour shifts per day, 6 days per week, producing approximately 100 tonnes of ore per day.

Since EDR acquired the property, work has been concentrated in the North Porvenir area. At the time of the author’s visit during February 22 to 24, 2005, 23 diamond drillholes totalling 7,406.9 m, had been completed and a stope developed with some 12,000 tonnes mined and 1,000 tonnes of the ore is stored outside ready for the mill. Detailed mapping and sampling of all the existing underground workings of the Santa Cruz mine are also being carried out.

It is not known when mining in the Guanacevi district started but it extends back to at least year 1535. By the start of the 18th Century, it had become an important mining centre, and reached its greatest activity at the start of the 20th Century. The district has experienced

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several periods of bonanza-grade production with the majority of the production prior to the Mexican Revolution.

In the 1970s, the Comisión de Fomento Minero ("Fomento Minero") constructed a 250 tpd flotation plant that has since been expanded by CMG to its present capacity of 800 tpd. In the early 1990s, Fomento Minero started construction of a 600 tpd cyanide leach plant but ceased when it was only 30% complete. In 1992, CMG purchased the Fomento Minero facilities and completed the construction.

At the start of the 1960s, Industrias Penoles S.A. de C.V. ("Penoles") estimated a "mineral resource*" at the Santa Cruz Mine of 360,000 tonnes at 500 g Ag/t. In 1983, a Penoles diamond drilling program below Level 13, reported an additional 229,000 tonne "mineral resource", at an average thickness of 4.66 m at a grade of 1.20 g Au/t and 525 g Ag/t, the majority of this is below the water table.

Regional geology shows the Guanacevi basal conglomerate unit over 400 m thick as the oldest unit in the district with the upper part transitional into a volcanic sedimentary sequence of marls and shales of undifferentiated Cretaceous Age. It has been structurally defined as a horst and can locally contain important silver and gold veins. Discordantly overlying the volcanic sedimentary sequence is the Lower Volcanics pyroclastic unit, believed to be at least 350 m thick with its upper contact unconformable with the Upper Volcanic unit. The Upper Volcanic Unit, of Oligocene Age, is composed of ignimbrites and rhyolitic tuffs.

The rocks at the base of the Mesozoic are strongly deformed, sheared and altered, and considered to be the age of the Laramide orogeny. After the Laramide, NW-SE extensional

______________________________
* Historical "mineral resource" prior to NI 43-101 standards.

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systems developed, believed of early Oligocene Age and prior to the age of the Upper Volcanic Unit. In the Guanacevi mineral district, the NNW-SSE faults were important pathways for the mineralizing solutions. Two other fault systems, striking N-S and NE-SW, are the result of the development of the horst and graben structure.

Santa Cruz mine property covers about a 3.0 km strike length of the Santa Cruz vein and is similar in many respects to all the other veins in the Guanacevi district except that it is the only one to lie on the west side of the horst and to dip west. Santa Cruz vein-fault, the host of the Ag/Au mineralization, is oriented NW and occurs principally along the edge of the Guanacevi Conglomerate, with a preferred strike of N45°W and dips of 45° to 65°SW. The broader and higher grade mineralized ore shoots tend to occur along flexures in the vein-fault, where sigmoidal loops are developed, both along strike and down dip, that produced mining widths of 10 m, even up to 20 m. Propylitization is the most widespread hydrothermal alteration, with narrower bands of potassic and argillic alteration in the hangingwall and silicification near the veins.

The Santa Cruz Mine is a classic, high grade silver-gold, epithermal vein deposit, characterized by low sulphidation and adularia-sericite alteration, with lesser amounts of Au, Pb and Zn. Mineralization, based on past production, has averaged 500 g Ag/t and 1 g Au/t over true widths of 3 m. Down to Level 6 the ore is mainly oxidized, with the transition to sulphides generally occurring between Levels 6 to 8.

Low sulphidation, epithermal veins in Mexico typically have a well defined, subhorizontal, ore horizon within them that extends 300 m to 500 m vertically and contain the bonanza grade ore shoots due to boiling of the hydrothermal fluids. Neither the top, nor the bottom, of the Santa Cruz ore horizon has yet been found.

Prior to the EDR 2004-2005 exploration program of the North Porvenir area, the only recent exploration carried out in the Santa Cruz mine was an eight month evaluation program in 2003 by Pan American Silver Company.

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The mine site infrastructure consists of a hoist room and skip load-out arrangement, an inclined shaft, a compressor room, with 4 units each at 500 cfm capacity, a 1,000 kW electrical transformer, maintenance shop, a shed for mobile equipment, and various storage areas, explosives magazines, a core shack and a small office building.

The shaft skipping capacity is limited to hoisting 4,500 tonnes per month.

Hanging and footwall rocks are very competent and allow for maintaining relatively wide, unsupported, open stopes. The typical mining width averages 2 m. The overall mining dilution is estimated to be within a 5% to 10% range.

The Santa Cruz mine is ventilated by natural ventilation and below the 13th level is flooded.

The mine, prior to EDR's involvement, did not conduct geological mapping, mine planning or surveying and did not have any production plans.

Production from the mine in 2003 was estimated at 3,588 tonnes at an average grade of 550 g Ag/t.

The MG milling and flotation facilities process the ore from the Santa Cruz Mine and from the nearby Barradon mine, as well as from the old tailings. Recoveries varied from 70% to almost 90% for silver and from 60% to 80% for gold.

The MG plant and facilities appear to be in good shape and will require only a moderate amount of sustaining capital for the continuation of the current production levels.

In June 2003 the CMG Processing Plant was granted Certificate for a Clean Operation by the Federal Environmental Agency of Mexico.

The reported "mineral resources/mineral reserves" estimated by Peñoles at the Santa Cruz mine could not be audited by WGM because of the lack of supporting data, as the mining

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operations were haphazardly carried out by CMG prior to EDR's involvement. EDR has planned a series of drillholes to confirm the historical reserves as outlined by Peñoles.

However, records of past mining have shown that favourable economic mineralization over good to wide mining widths are present in selected areas in the mine but the lack of exploration prevents developing a detailed geological interpretation and the true potential of the mine. WGM believes the Santa Cruz Mine to be an excellent exploration target and worthy of a detailed exploration program. Regular ongoing exploration underway by EDR will determine the true potential of the mine and will also provide a better understanding of the mineralization throughout the Guanacevi Mining District and lead to other opportunities.

WGM has concluded that:

  EDR has assembled a professional team of geologists and engineers who are systematically carrying out the exploration and mine development programs developed by EDR to outline Mineral Resources;

  The initial Phase 1 program of exploration and development has been successfully completed and Mineral Resource outlined at the North Porvenir mine area;

  The mine workforce and mill workforce are skilled and experienced and it is expected that under the established professional direction that both will be able to easily handle the higher mine/mill proposed mineral production;

  Capital by EDR has been invested in the project and the exploration, diamond drilling and mine development that are required for future production are being developed; and

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  EDR has developed the Phase 2 program as an ongoing exploration program to further outline additional Mineral Resources. The program although it involves the continued mapping and sampling of the existing underground workings is mainly focussed on diamond drilling in eight areas:
i)	North Porvenir. Ten to fifteen drillholes (5,500 m) to test vein at depth and along strike;

ii)

The Santa Cruz 13 Breccia. Four surface drillholes and additional underground drillholes (totalling 4,000 m) some drilled from surface others from underground to not only test the historical Peñoles "Mineral Resource" estimate below the water table but also to test both the updip and downdip projections of the breccia structure (Figure 9);

iii)	El Venado Breccia. Two drillholes (1,000 m) proposed to test the mineralization downdip on the breccia structure (Figure 9);

iv)	Victor Breccia. Three proposed drillholes (2,000 m) to test the mineralization vein at the 10, 11 and 13 levels (Figure 9);

v)	La Prieta. Eight drillholes (3,000 m) to test vein at various depths;

vi)	Section 350S. (2,000 m);

vii)	Santa Cruz Norte. (2,000 m);

viii)

Deep North Porvenir. Five drillholes (1,000 m) located below Deep Porvenir portal, holes staggered to alternately test the mineralized vein at the 2,210 m and 2,260 m elevations over 200 m of strike length;

Based on the results of the diamond drilling, the required mine development will follow. Drilling costs are projected at US$110/m drilled from surface and US$75/m drilled from underground. The number and depth of drillholes in each area is dependent upon whether drilled from surface or underground.

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The following table outlines the 2005 budget as presented by EDR.

2005 EXPLORATION BUDGET, GUANACEVI PROJECT

Description			Cost ($)	Total Cost ($)
Administration	Fuel		$36,000
	Vehicles		50,000
	Office		130,000
	Field Supplies		40,000
	Supervision		40,000	$296,000

Personnel	3 contract Geologists		274,000
	2 Surveyors		66,000
	Local Assistants		45,000
	District Negotiator		5,000	$390,000

Drilling	Porvenir	6,000 m	660,000
	Santa Cruz	12,850 m	1,413,500
	La Prieta	2,000 m	220,000	$2,293,500

Assays			250,000	$250,000

Research	Structural Study		12,500
	Petrography		10,000
	Fluid Inclusions, Isotopes		10,000	$32,500

Total 2005 Exploration				$3,262,000

WGM concurs with the proposed EDR exploration program and budget and recommends that it be carried out.

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2. INTRODUCTION AND TERMS OF REFERENCE

2.1                INTRODUCTION

Endeavour Silver Corp. ("EDR") is a publicly listed company headquartered in Vancouver, British Columbia, Canada and is listed on the TSX Venture Exchange ("TSX-V"). In May 2004, EDR signed a formal purchase agreement to acquire a 100% interest in the silver/gold producing Santa Cruz mine and Guanacevi processing plant from Minera Santa Cruz y Garibaldi S.A. de C.V. ("SCG") and Cia. Metalúrgica Guanacevi S.A. de C.V. ("CMG"), collectively "the Vendors". Under the terms of the agreement EDR has earned a 51% interest in the operating assets by paying US$3 million to the Vendors and investing US$1 million in mine exploration and development by January 29, 2005. The balance of 49% interest can be earned by paying a further US$4 million over the remaining three years thereafter to January 2008.

On September 24, 2004, EDR changed the name of Endeavour Gold Corp., to Endeavour Silver Corp.

2.2                 TERMS OF REFERENCE

Watts, Griffis and McOuat Limited ("WGM") was retained by EDR to conduct an independent due diligence review and audit of the Mineral Resources, as prepared by EDR on the North Porvenir Zone of the Santa Cruz mine, and to present their findings in an updated National Instrument 43-101 ("NI 43-101") report. The original NI 43-101 report had been prepared on March 12, 2004 and later amended on April 21, 2004 and filed with SEDAR and TSX-V on April 21, 2005.

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2.3                 SOURCES OF INFORMATION

In carrying out this assignment, WGM relied on reports and information supplied by EDR from various public documents and information gathered during the site visit by Senior Geologist, Velasquez Spring during February 22 to 24, 2005, and from discussion held with EDR management and with the technical personnel at the project site.

During the site visit, WGM examined the underground geology and mine development at the North Porvenir Zone, visited the surface diamond drilling operations, examined the core of selected drillholes and took samples. These samples were carried by WGM to Canada for assaying. WGM also reviewed the sample preparation and analytical procedures at the Guanacevi's mill's assaying laboratory. In Toronto, WGM reviewed and validated the database and conducted an audit of EDR's Mineral Resource estimate.

Much of the descriptive material used in this report has been taken from reports of others, in particular those of Peñoles, who carried out the vast majority of work.

Documents used in the preparation of this report are listed under "References".

2.4                 UNITS AND CURRENCY

Metric units are used throughout this report unless noted otherwise. Currency is United States dollars ("US$").

2.5                 DISCLAIMERS

WGM has not carried out due diligence on the land tenure or legal/joint venture agreements covering the Guanacevi project but relied on information as provided by EDR.

This report may not be reproduced or used by EDR, or investors, for any purpose other than assisting with EDR's transaction with the TSX Venture Exchange and for assisting proposed

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public financing, without WGM’s prior written permission in each specific instance. We do not assume any responsibility or liability for losses occasioned by EDR or investors, or any other party as a result of the circulation, publication or reproduction or use of this report contrary to the provisions of this paragraph.

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3. PROPERTY DESCRIPTION AND LOCATION

3.1                 LOCATION

The mining district of Guanacevi is located in northwestern Mexico in the northwest portion of Durango State some 260 km northwest of the inland city of Durango. The Santa Cruz mine is located 3.6 km S58°W from the town of Guanacevi (Figure 1). Topographic co-ordinates of the project are 25°54'47"N latitude and 105°58'20"W longitude, at an average elevation of 2,370 m above sea level.

3.2                 MINERAL POLICY

In 1995, a new mining law was enacted. This law together with the North American Free Trade Agreement requires that the investors of member countries be treated the same way Mexico treats its citizens with regard to the establishment, acquisition, expansion, management, conduct, operation, sale or other disposition of an investment. The mining law permits foreign investment up to 100%.

Initial concessions are called "exploration" concessions and are awarded for six years in total, beginning from the date the concession is registered in the Public Mining Registry. These concessions are granted for three years and the holder has the option to renew for an additional three years.

A written report must be submitted describing the work and results obtained on the concession before the end of the six year exploration period. Within six years, the exploration property can be reduced in size if the owner of the concession wishes.

At the end of the sixth year, an exploitation permit must be applied for, if the owner wants to continue work on the concession. This is valid for 50 years from the day it is registered with an option to renew for an additional 50 years.

EDR MEX \ EDR_01_Prop_Loc_Map.cdr
Last revision date: Friday, 29 April 2005

200,000m.E
400,000m.E
600,000m.E
3,000,000m.N
2,800,000m.N
2,600,000m.N
GUANACEVI PROJECT
CHIHUAHUA
COAHUILA
DURANGO
SINALOA
ZACATECAS
NAYARIT
Pacific Ocean
El Tule
Parral
Jimenez
Esmeralda
La Vibora
Novado
Ceballos
Nieves
Tlahualillo
San Pedro de Las Colonias
Guadalupe Calvo
San Julian
San Bernardo
Guanacevi
Inde
El Palmito
G. Palacio
TORREON
Lerdo
Leon Guzman
Tepehuanes
Escobedo
Badiraguato
Topia
Santiago Papasquiaro
Montoros
Taez
CULIACAN
Juan B. Ceballos
Aloya
Tagolita
El Salto
DURANGO
MAZATLAN
Villa Union
Fresnillo
45
49
30
40
23

Tijuana
U.S.A.
Mexico
Guaymas
Chihuahua
GUANACEVI
Durango
Mazatlan
Detailed Map Area
Mexico City
Mexico

0 50 250
Kilometres

Figure 1.

ENDEAVOUR SILVER CORP.

Guanacevi Project

Guanacevi District, Durango State, Mexico

Location Map

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The license obliges the applicant to:

  execute work under the terms and conditions established by law;

  pay the established mining rights;

  locate a starting and reference point for the location of the concession;

  begin work on the concession within 90 days of registration;

  submit an assessment report each May outlining the work done on the concession from January to December of the previous year; and

  submit receipts annually to prove expenditures made on the concession.

The required expenditures on the exploration property are listed in Table 1.

TABLE 1
EXPENDITURES ON THE EXPLORATION PROPERTY

Surface area	Fixed Annual Fee	Additional Annual Fee per hectare (P$)
(ha)	(P$)	1st year	2nd - 4th year	5th and 6th year
from 1 to 30	0	5.00	20	30
from 31 to 100	0	10.00	40	60
from 101 to 500	500	20.00	60	120
from 501 to 1,000	1,500	18.50	57	120
from 1,001 to 5,000	3,000	17.00	55	120
from 5,001 to 50,000	10,500	15.50	53	120
50,001 and larger	100,000	14.00	50	120

*note these expenditures must be proven by the receipts submitted annually.

The required expenditures on the exploitation property are listed in Table 2.

TABLE 2
EXPENDITURES ON THE EXPLOITATION PROPERTY

Surface area	Fixed Annual Fee	Additional Annual Fee per hectare
(ha)	(P$)	(P$)
from 1 to 30	0	30
from 31 to 100	0	60
from 101 to 500	500	120
from 501 to 1,000	1,500	240
from 1,001 to 5,000	3,000	480
5,001 and larger	10,500	960

*note these expenditures must be proven by the receipts submitted annually.

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3.3                 PROPERTY DESCRIPTION

The Santa Cruz Mine is comprised of 7 exploitation concessions totalling 406.38 ha in area (Table 3). Six of these concessions are held in the name of the Mexican mining company, Grupo Peñoles. SCG holds an exclusive mining lease on these concessions until 2014.

TABLE 3
EXPLOITATION CONCESSIONS OF SANTA CRUZ MINE

Name	Title No.	Area
		(ha)
San Pedro Ocho*	215,911	165.63
San Guillermo	179,601	5.0
Unificación Flora	189,233	37.0
Unificación Sta. Cruz	185,577	29.0
Santa Cruz II	191,773	113.5
Pelayo y Anexas	193,392	56.25

*	San Pedro Ocho is a concession held by CMG and not optioned from Peñoles and is contiguous to the south of the Santa Cruz Mine.

An additional 50.0 ha in the mineral concession Santa Cruz Uno, title number 191,143, belonging to SCG is included in the acquisition. This concession covers other veins some 2 km to the north from the Santa Cruz Mine that reportedly have never seen modern exploration (Figure 2).

CMG is the surface owner where the processing plant and installations are located covering approximately 82 ha.

EDR MEX \EDR_02_Claim_Map.cdr
Last revision date: Friday, 29 April 2005

9,000m.E.
11,000m.E.
13,000m.E.
15,000m.E.
20,000m.N.
18,000m.N.
16,000m.N.
14,000m.N.
12,000m.N.
San Pedro
1191,143
El Pelayo Y Anexas
193,392
Santa Cruz II
191,773
Unificacion Santa Cruz
186,577
San Guillermo
179,601
Santa Cruz Ocho
215,911
Unificacion Flora
189,233
N
0
50
2,500
Metres

Figure 2.

ENDEAVOUR SILVER CORP.

Guanacevi Project

Guanacevi District, Durango State, Mexico

Claim Map

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4. ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
PHYSIOGRAPHY

4.1                 ACCESS

The Guanacevi mining district can be reached from the capital city Durango, Dgo. by the Federal paved highway number 45 north to the town of Canaltan then continuing along the paved highway that connects to Santiago Papasquiaro, then to Tepehuanes, ending at Guanacevi, Dgo. The total distance is approximately 320 km and requires about four and one half hours drive.

From the town of Guanacevi, a well conditioned dirt road leads southwards a few kilometres to the CMG flotation and cyanidation plant and an additional 5 km further to the Santa Cruz mine.

Guanacevi can also be accessed by air, as it has a small airport with a 1,000 m long dirt airstrip capable of handling light aircraft.

Durango is serviced by a regional jet airport with numerous daily flights to major Mexican cities, and with some international flights to Los Angeles and to the southeast USA.

4.2                 CLIMATE

The dry season is from October through June with the wet season from July to September. The total average annual rainfall varies from about 65 to 105 mm. Winter temperatures vary from a maximum of 15°C to a minimum of -3°C while summer temperatures range from a minimum of 20°C to a maximum of 30°C.

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4.3                 LOCAL RESOURCES

The Guanacevi mining district covers an area measuring approximately 5 km (NE-SW) by 10 km (NW-SE) and contains more than 50 silver/gold mines and although only two of the mines are presently operating, there is considerable mining experience available in the area. The population of Guanacevi is 3,000, and the town has all modern amenities, including primary schools and a secondary school of education (high school), two small hospitals (the IMSS hospital with 4 beds and the SSA hospital with 2 beds and an X-Ray laboratory), various stores, restaurants and a three star hotel. Although the town does not have a bank, it does have a "casa de cambio" (foreign exchange house). The town, mine and plant, are connected to the national land-base telephone system that provides reliable national and international direct dial telephone communications as well as stable internet connections and satellite television. A 34 kV power line, operated by the Federal Power Authority, supplies power to the town and to the CMG plant and to the Santa Cruz mine. Although various people are engaged in town services, the town is economically dependent on the mining and milling operations within the district.

4.4                 INFRASTRUCTURE

The field office for the plant and mine operations are located at the CMG plant site with the head office, also owned by CMG, in Durango.

The CMG plant has a totalled installed grinding/flotation capacity of 800 tonnes per day ("tpd") and cyanidation/leach capacity of 600 tpd. Although the plant operates as a toll treatment plant it is presently being operated at less than 10% of its installed capacity. The plant is clean and well operated with a trained staff of 71 personnel.

Attached to the field office is an extremely well organized, clean, parts and supplies warehouse with an inventory of approximately US$100,000.

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A 5 km well maintained dirt road connects the plant and mine. Two, 10 tonne highway haul trucks transport the ore to the plant.

The industrial water for the plant is recycled, with the make-up water (60,000 m3/year of fresh water) from a nearby underground mine.

Electrical power from the Federal Power Authority (34 kV) supplies the power to both the plant and mine.

Across the road from the plant is a small fenced-in mine/mill townsite of 5 homes used by EDR to house and feed out-of-town senior technical personnel. A tennis court and swimming pool owned by CMG are also present.

At the mine site is a small office, small core storage building, and a repair shop/warehouse which are centered around the inclined shaft of Santa Cruz. EDR are renovating many of the building at the mine site and have constructed a new core storage building with attached sample preparation and geological mine office facilities. Underground development extends to a depth of 250 m from surface. Seven levels have been developed with the 6th level developed over a 1.15 km length and connected to surface at both ends. Mine personnel, totalling 40 in number operate two 8 hour shifts per day, 6 days per week, producing approximately 150 tpd. Main underground equipment consists of two 3-cubic yard scoop trams, plus one 1½ cubic yard and one 1 cubic yard scoop trams, 2 compressors and 20 underground drilling machines and several Flyte pumps (8) ranging in capacity from 300 HP to 15 HP.

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4.5                 PHYSIOGRAPHY

Guanacevi is located on the altiplano at about 2,170 m elevation, east of the Sierra Madre Occidential mountain range within low, rounded mountains showing a relief of about 650 m from the valley bottoms near 2,100 m to the crests at 2,750 m.

The mountains are covered with predominately scrub oak and pine trees, and occasional cactuses, with the pine trees more prevalent at the higher elevations.

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5. HISTORY

It is not known if the indigenous tribes or the Spanish colonists first began mining in the Guanacevi district but mining extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th Century, it had become an important mining centre as reported by Alexander von Humboldt in his travels through Nueva España. It reached its greatest activity at the start of the 20th Century when five processing plants were in operation and more than 15 mines were in production.

Since that time the district has experienced several periods of bonanza-grade production culminating with the operation of the first mint in 1844. The vast majority of production came prior to the Mexican Revolution. Guanacevi was known for its high silver grades. Official production records indicate a total value of 500 million pesos equivalent to approximately 500 million ounces of silver and silver equivalents, a present day value of about US$3.25 billion. That would make the Guanacevi district one of the top five silver mining districts in Mexico on the basis of past production.

Since the Revolution, production has been sporadic. The Guanacevi Mining Company operated from the 1930s until production ceased in 1942. Daily output was approximately 110 tpd.

In the 1970, the Comisión de Fomento Minero ("Fomento Minero"), a Federal government agency charged with the responsibility of assisting the small-scale Mexican mining industry constructed a 250 tpd flotation plant, now the CMG plant. The plant has been expanded over time to its present capacity of 800 tpd. In the early 1990s, Fomento Minero started construction of a 600 tpd cyanide leach plant but construction ceased when it was only 30% complete due to the lack of funding.

In 1992, CMG, a private company purchased the Fomento Minero facilities and completed the construction of the leach plant. During year 2002, the flotation plant production ranged

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from 170 to 250 tpd coming from the three mines: Santa Cruz, Barradon and La Prieta mines, with approximately 700 to 800 tpm additional feed purchased from other small scale operations.

Prior to EDR management, production was coming from two mines without the benefit of any systematic exploration drilling, geological mapping or mine planning. During the 1920s, Peñoles purchased several mines including the Santa Cruz mine, where from 1921 to 1924 the 330 m inclined shaft and several kilometres of underground workings on Levels 6, 7, 8, 10, 11 and 13 were developed that partially explored the vein ore shoots. However, the exploration results gave little promise to Peñoles at that time and the mine entered into a passive state with the results that Peñoles rented the mines to various contractors who have, up to the present, slowly mined the more accessible mineralization.

At the start of the 1960s, Engineer P. Sanchez Mejorado of Peñoles estimated a resource of 360,000 tonnes at a grade of 500 g Ag/t the Santa Cruz Mine and recommended more exploration to prove the tonnage. Engineer P. Sanchez m. mapped and sampled the mine underground and recommended diamond drilling below Level 13, which was completed in 1983 with reportedly an additional 229,000 tonnes outlined at an average thickness of 4.66 m at a grade of 1.20 g Au/t and 525 g Ag/t.

In March 1996, under an assistance program to Guanacevi Mining District, Engineer Jesus Chairez Blanco rechecked the resource estimate below Level 13 with the following results: a stated "reserve*" of 211,000 tonnes at an average width of 5.04 m and an average grade of 1.51 g Au/t and 688 g Ag/t without including the inferred mineral resources. Engineer J. Chairez B. estimated that some 17,000 tonnes of the "proven reserves*" have

______________________________
* It is important to note in order for mineral resources to be designated as proven and probable mineral reserves (under present NI 43-101 requirements) the reserves must have demonstrated economic viability i.e., include a preliminary feasibility study. These "reserves" do not meet present required NI 43-101 standards.

Watts, Griffis and McOuat

been mined from the workings both above and below Level 13 (11,700 tonnes above Level 13 and 5,200 tonnes below Level 13) down to the ground water level of the mine.

The exploration works conducted by Peñoles consisted of channel sampling across the mineralized zone coupled with short lateral winke diamond drillholes (diameter approximately one inch) from the vein structure workings and detailed surveying and geological mapping of the underground workings. The limited exploration by Peñoles was well conducted, and blocked out several areas of potential resources. It is believed by WGM that more than half of these areas of potential resources, except for those (13 Breccia) below the water table, below Level 13, have been mined out.

Pan American Silver Company ("PASC") conducted an eight month evaluation program in 2003 that consisted of an extensive, systematic, underground channel sampling and surveying program and the drilling of three diamond drillholes in North Porvenir area, holes SSC-01, SSC-02 and SSC-03 (see Figure 1). The results of the PASC sampling program were not available for review by WGM however the three diamond drillholes intersected significant mineralization.

Watts, Griffis and McOuat

6. GEOLOGICAL SETTING

6.1                 REGIONAL GEOLOGY

The description of the geology has been taken with minor modifications from the various Peñoles and Consejo de Recursos Minerales reports. The rock types of the district can be grouped into five lithological units (Table 4 and Figure 3).

TABLE 4
STRATIGRAPHY OF THE GUANACEVI DISTRICT

Age		Formation	Thickness
Tertiary		Upper Volcanics	700 to 1,000 m
Oligocene
Quartz Laterite Dykes

	Eocene	Lower Volcanics	+350 m

Cretaceous	Late
		Volcanoclastic Sediments	?
Mid

Early

Jurassic	Late	Guanacevi Conglomerate	+450 m

The oldest unit in the district is the Guanacevi conglomerate, a polymictic basal conglomerate composed of angular to subangular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within a sericitic and siliceous cement. It is of Upper Jurassic or Lower Cretaceous in age and while the lower contact is not visible it is over 400 m in thickness. The upper contact is transitional into the volcanic sediments. It has been structurally defined as a horst and it can locally contain in the district some important silver and gold veins.

EDR MEX \ EDR_03_Regnl_Geol.cdr
Last revision date: Friday, 29 April 2005

106°00'
105°57'
25°58'
25°56'
N
Legend:
Alluvium
Upper volcanics
Porphyry and rhyolitic dykes dacites
Diorite
Porphyry and andesitic dykes
Hornblende andesite
Andesitic breccia
Volcaniclastic sandstones
Andesitic tuffs
Guanacevi conglomerate
Fault
Vein
Town
Selected mines
Processing plant
0 500 2,500
Metres
Josefina
San Rafael
Fanny
El Carmen Dos
San Pedro
La Prieta
La Consuelo
Coloradas
Arrayanes Vein-Fault
Los Garcia
Quebradillas
Sangre De Cristo
Guanacevi
Minera
La Alondra
Metalurgica
Guanacevi Plant
El Martirio
El Bosque
Hercules
Sta. Cruz
Vein-Fault
Santa Cruz
Mine
Figure 3.
ENDEAVOUR SILVER CORP.
Guanacevi Project
Guanacevi District, Durango State, Mexico
Regional Geology

Watts, Griffis and McOuat

Watts, Griffis and McOuat

Overlying the Guanacevi Conglomerate are a volcanic sedimentary sequence composed of marls and shales of undifferentiated Cretaceous Age. In some locations one can observe thin beds of clayey limestone and dark grey sandstones corresponding to a biomicrite limestones characteristic of deposition in a low energy environment.

Discordantly overlying the volcanic sediments is the Lower Volcanics unit of pyroclastics composed of angular to subangular andesite fragments sit in a glassy crystalline matrix made up predominantly of plagioclase phenocrysts.

The thickness of Lower Volcanic unit has been designated to be at least 350 m thick. The upper contact is unconformable with the Upper Volcanic units. To the north of Guanacevi are 50 to 120 m wide dykes of premineralization quartz latite cutting all of the previous described rocks. The dykes generally strike NW60°SE and dip 60° to 72°SW and 65° to 84°NE. The dykes are discontinuous over a 5 km length and because of their stratigraphic position are considered of oligocene age.

Overlying unconformably all previous units is the Upper Volcanic Unit of Oligocene are composed of volcanic flows of ignimbrites and rhyolitic tuffs. The flows are generally subhorizontal with a thickness of 700 to 1,000 m.

Outcropping 7 km southeast of the town of Guanacevi and affecting the Upper Volcanic Unit is a rhyolitic dome that covers an approximate area of one square kilometre.

The dome exhibits a fluid structure, with alternating bands of micro-crystalline quartz and altered feldspar crystals, that strike NW10°SE and dip 84°NE.

The rocks at the base of the Mesozoic are strongly deformed with the development of sericitic alteration, shearing, and sigmoidal structures and the development of microfolding in local shear zones and are associated with the overthrust nappe folds. The age of this deformation is considered to be Laramide (late Cretaceous to end of the Paleocene).

Watts, Griffis and McOuat

After the Laramide tectonic event, a NW-SE extensional system developed evident by the emplacement of dykes (premineralization) and systems of veins in the listric faults (concave upward thrust faults) that all together are represented by a brittle shear zone.

They are believed to be of early Oligocene age prior to the age of the Upper Volcanic Unit. During the Neogene (Miocene and Pliocene) a NNE-SSW compressive system developed a horst and graben structural setting accompanied by an overflow of basalt along the fissures.

In the Guanacevi mineral district, these NNE-SSW faults were important as the pathway for the upwards flow of the mineralizing solutions. Two other fault systems that are present in the district, are those striking N-S and those NE-SW and are the result of the horst and graben structure development.

6.2                 LOCAL GEOLOGY

The Santa Cruz mine property covers about a 3.0 km strike length of the Santa Cruz fault/vein system. The Santa Cruz vein is similar in many respects to all the other veins in the Guanacevi district except that it is the only one to lie on the west side of the horst of Cretaceous conglomerates and it dips west instead of east.

In 2003, Pan American Silver drilled three diamond drillholes (SC-1, SC-2 and SC-3) along approximately 300 m strike length of the Santa Cruz fault/vein system in the North Porvenir area (Figure 4). Each drillhole intersected similar geology showing the mineralized vein structure in this area to lie along the contact between the overlying Tertiary rhyolitic flows and tuffs with the underlying Tertiary andesitic flows and tuffs.

The drilling of more than 23 holes by EDR along some 600 m of strike length of the Santa Cruz fault/vein in the North Porvenir area continues to exhibit a similar geological setting. Figure 5 illustrates the typical geological section showing the structure and the mineralized Santa Cruz vein.

EDR MEX \ EDR_04_Mine_LongSect.cdr
Last revision date: Monday, 2 May 2004
Watts, Griffis and McOuat

1500 NW
1000 NW
500 NW
0
500 SE
1000 SE
PORVENIR
CENTRAL SANTA CRUZ
LA PRIETA
Ddh SSC-3
Ddh SSC-1
Ddh SSC-2
EL PELAYO SHOOT
ORE SHOOT - 1
ORE SHOOT -2
ORE SHOOT -3
"GARIBALDI" SHAFT
"SAN GUILLERMO" SHAFT
POSSIBLE ORE SHOOTS 2 AND 3
ORE SHOOT - 1
2500m. Elev. (s.n.m.)
2300m.
2100m.
1900m.
528g/t Ag 5.1m
612g/t Ag 3.4m
626g/t Au 3.9m
"EL PORVENIR" SHAFT
"EL PORVENIR" OPEN PIT
"STA. CRUZ" SHAFT
"LA PRIETA" MINE
"SAN FRANCISCO" OPEN PIT
N-2353
N-2375
N-2350
N-2332
Proposed Ramp
FRENTE NIVEL -2
FRENTE NIVEL -6
Xo. PR-3
Xo. PR-2
Xo. PR-1
N-2
N-3
N-6
N-7
N-8
N-10
N-11
N-12
N-13
FAULT ZONE
Legend:
Mineral reserves "Ore" (mined by Minera Santa Cruz)
Mineral reserves "Ore" (mined by Penoles)
Existing mineral resources (estimated by Penoles) prior to NI 43-101
Old mined workings
0
500
Metres

Figure 4.

ENDEAVOUR SILVER CORP.

Guanacevi Project

Guanacevi District, Durango State, Mexico

Longitudinal Section Looking NW 45° SE

(Except the original longitudinal section of the mine workings at La Prieta strike NW 30° SE)

Watts, Griffis and McOuat

2500
2400
2300
2200
El Porvenir Claim
El Porvenir Claim
Vein
Tertiary Rhyolites
(Flows and Tuffs)
Ramp
Santa Cruz Vein
Tertiary Andesites
(Flows and Tuffs)
Dykes
Cretaceous (Conglomerate)
True Width (m)
Ag g/t
Au g/t
2,91m 395 0,38
0,85 234 0,36
0,77 114 0,13
NP 7-1(-73°)
depth total. 340.30m
True Width (m)
Ag g/t
Au g/t
1,47m 171 0,29
NP 7-2(-83°)
depth total.
397.75m
Scale 1 : 2,000
0 20 100
Metres

Figure 5.

ENDEAVOUR SILVER CORP.

Guanacevi Project

Guanacevi District, Durango State, Mexico

North Porvenir Drill Section

Santa Cruz Vein

Map Source: Endeavour Silver Co., 2005

Watts, Griffis and McOuat

6.3                 STRUCTURE

The Santa Cruz vein-fault, the host of the Ag/Au mineralization, is located on the west side of the horst oriented NW and principally occurs within the Guanacevi Conglomerate. The vein/fault presents a preferred strike of NW 45°SE with dips of 45° to 65°SW. In the mine it extends for a total depth of 500 m measured from the Garibaldi shaft to the ore shoot of Level 13 of drillhole S-52 at an average width of 3.7 m.

Some geologists have interpreted the dominant structural feature as a northeast trending anticline affecting all rock units. Two major northwest trending normal faults separated by 2 to 3 km cut the anticline nearly perpendicular to the fold axis forming a horst of the basal Guanacevi conglomerate with the younger volcanic units exposed in the grabens to the northeast and southwest. Volcanics are also exposed on both flanks of the faulted anticline to the southeast and northwest. The two flanks of the anticline are also strongly faulted generally by N40°W normal faults.

The broader and higher grade mineralized ore shoots tend to occur along flexures in the vein-fault, where sigmoidal loops are developed both along strike and down dip. The vein typically splays into two, three or four separate mineralized structures and the intervening wallrocks are also often well mineralized, giving mining widths of up to 10, even 20 m in some places. These sigmoidal loops tend to develop with some regularity along strike and all of the ore shoots at the Santa Cruz mine have about a 60° plunge to the northwest.

6.4                 ALTERATION

The sedimentary and volcanic rocks are hydrothermally altered with propylitization (chlorite) the most widespread, up to 150 m from the veins, with narrower bands of potassic and argillic alteration (kaolinite and adularia) typically up to 25 m thick in the hangingwall and with silicification near the veins. Phyllic alteration however is absent in the Guanacevi district.

Watts, Griffis and McOuat

7. DEPOSIT TYPE

The Guanacevi silver-gold district is composed of classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation and adularia-sericite alteration. They formed during the final stages of igneous and hydrothermal activity. As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanics that produced the rocks that host the epithermal vein systems.

The Guanacevi veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary lower volcanic series of andesite flows, pyroclastics and epiclastics overlain by the upper volcanic series of rhyolite pyroclastics and ignimbrites. The Santa Cruz vein appears to favour the Cretaceous conglomerates and mudstones although both andesites and rhyolites have been mapped in the hangingwall of the vein.

Watts, Griffis and McOuat

8. MINERALIZATION

The Santa Cruz vein is a silver-rich structure with lesser amounts of Au, Pb and Zn. Mineralization has averaged 500 gpt Ag and 1 gpt Au over 3 m true width based on past production. The minerals encountered are argentite-acanthite, limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite and quartz. The mineralization down to Level 6 is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although sulphide ore is currently being mined above Level 6.

The mineralization at Level 13 is, according to Engineer Jesus Chairez Blanco, located in the supergene-enriched zone at the phreatic water level.

The mineralization exhibits evidence of multiple hydrothermal phases often with finely banded minerals and typically, the higher grade mineralization is associated with multiple phases of banding and brecciation. The first phase, the deposition of white quartz, white calcite and pyrite, in stockwork structures, often exhibits horse-tail structures furcating both in the horizontal and vertical sense to form imbricate pods. The second phase deposited semi-translucent quartz with argentite, scarce gold, and oxides of manganese (2%) and rare lead and zinc sulphide (4%) the latter particularly in the lower part of the hydrothermal system. The second phase was accompanied by the deposition of barite, rhodonite, rhodochrosite and calcite. It is believed the mineralogical zoning has a greater extension vertically than horizontally and is associated with the deposition of the Upper Volcanic Group (ignimbrites).

Low sulphidation, epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon along the veins about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the

Watts, Griffis and McOuat

top nor the bottom of the Santa Cruz ore horizon have yet been found but given that high grade mineralization occurs over a 400 m vertical extent from the top of the Garibaldi shaft to below the Level 13, erosion cannot have removed much of the ore horizon.

Watts, Griffis and McOuat

9. EXPLORATION

Exploration by EDR during 2004 has been concentrated in the North Porvenir Zone of the Santa Cruz vein where at the time of the WGM visit three diamond drill rigs were exploring the vein both at depth and along strike, with some 23 drillholes (totalling 7,406.9 m) completed with the exploration continuing. The exploration has confirmed a mineral resource that is open both at depth and along strike to the northwest.

The El Porvenir decline was extended more than 550 m and crosscuts developed at approximately 25 m intervals to intersect the footwall of the vein and detailed mapping and channel sampling at 5 m intervals, were cut across the vein and the zones of mineralization outlined (Figure 6).

A stope was developed upwards along the vein to the El Porvenir claim boundary. Stoping advances were accompanied by detailed mapping, and back channel sampling at regular 5 m intervals (Figure 7). The detailed channel sampling has shown good agreement with the Mineral Resource estimates.

Exploration, consisting of mapping and channel sampling, are also being carried out in the existing underground workings of Central Santa Cruz and La Prieta zones, in preparation of the exploration drilling planned during 2005.

EDR MEX \ EDR_14_SantaCruz_SilverMineralization.dwg (Layout: 1k)
Last revision date: Friday, 29 April 2005

Watts, Griffis and McOuat

400450 E
400500 E
400550 E
400600 E
2867200 N
2867150 N
2867050 N
Santa Cruz Vein
El Porvenir Claim
See Detail Map
Xo - 11
Xo - 10
Xo - 9
Xo - 8
Xo - 7
Xo - 6
Xo - 5
X o-8
us 263
us 262
us 261
us 259
us 258
Detail of
Channel Sampling
Across Back
Legend:
Zones of Ag Mineralization
< 100g/t Ag
100-300g/t Ag
300-500g/t Ag
>500g/t Ag
N
Scale 1 : 1,000
0
10
50
Metres

Figure 6.

ENDEAVOUR SILVER CORP.

Guanacevi Project

Guanacevi District, Durango State, Mexico

Plan of Santa Cruz Vein - El Porvenir Mine
Zones of Silver Mineralization

Map Source: Endeavour Silver Co., 2005

VERTICAL SECTION
X o-5
X o-6
X o-7
X o-8
X o-9
X o-10
X o-11
Elev. 2300 MSNM
Scale 1 : 750
0 10 50
Metres
Legend:
Stoped area
Pillar
Channel sample location
X o-5
Cross-cut
PLAN VIEW
2867200 N
400500E
El Porvenir Claim
2867150 N
400550E
N
X o-11
X o-10
X o-9
X o-8
X o-7
X o-6
X o-5
Legend:
Various stope limits
Channel sample location

Figure 7.

ENDEAVOUR SILVER CORP.

Guanacevi Project

Guanacevi District, Durango State, Mexico

El Porvenir Stoped Area Development

Map Source: Endeavour Silver Co., 2005

Watts, Griffis and McOuat

Watts, Griffis and McOuat

10. DRILLING

During 2004, EDR completed 23 drillholes along the North Porvenir Zone to test the mineralization that had been indicated by the three Pan American Silver drillholes. Table 5 shows the summary of the mineralized vein intercepts of the EDR drillholes.

Drilling is continuing on the North Porvenir area, presently with two drill rigs.

TABLE 5
ASSAY RESULTS
NORTH PORVENIR DRILL PROGRAM

Hole	Interval		Width	Real Width*	Metalurgica	Guanacevi	ALS Chemex Lab
	From	To			(g Au/t)	(g Ag/t)	(g Au/t)	(g Ag/t)
NP31-1	238.60	241.45	2.85	2.47	NO ASSAYS		0.82	386
NP31-3	337.80	342.80	5.00	3.10	NO ASSAYS		0.56	449
NP6-1	280.20	283.10	2.90	2.52	NO ASSAYS		0.33	165
NP6-2	337.30	338.95	1.65	1.06	NO ASSAYS		0.28	162
NP7-1	291.80	295.60	3.80	2.91	NO ASSAYS		0.38	395
NP7-2	340.50	342.60	2.10	1.47	NO ASSAYS		0.29	171
NP8-1	309.95	312.25	2.30	1.84	0.57	208	0.47	280
NP8-2	345.75	347.70	1.95	1.36	0.23	141	0.24	130
NP9-1	313.55	317.15	3.60	2.95	0.9	888	0.65	962
NP9-2	355.25	356.60	1.35	0.95	1.41	119	0.36	68
NP12A-1	280.95	284.50	3.55	2.91	1.65	1204	1.44	1153
NP12A-2	318.10	320.05	1.95	1.25	0.33	187	0.33	280
NP14-1	210.60	211.90	1.30	0.98	0.58	267	0.45	278
NP14-2	240.40	243.55	3.15	2.21	2.76	584	2.65	565
NP15-1	203.20	206.05	2.85	2.18	0.78	501	0.53	534
NP15-2	239.90	245.15	5.25	4.02	0.73	316	0.47	343
NP16-1	194.75	197.80	3.05	2.34	0.31	239	0.32	293
NP17-1	202.50	203.80	1.30	1.00	0.1	69	0.05	76
NP17-2	231.95	241.00	9.05	6.88	1.49	349	1.15	352
NP11B-1	331.80	337.30	5.50	3.85	1.18	510	0.66	485
NP11B-2	386.15	388.80	2.65	1.86	0.71	321	NO ASSAYS
NP11A-1	327.70	329.30	1.60	1.22	0.27	164	NO ASSAYS

Watts, Griffis and McOuat

11. MINING OPERATION

Santa Cruz Mine is located 5 km southwest of the town of Guanacevi and 3 km from the CMG milling and flotation facilities. The CMG milling and flotation facilities process ore from the Santa Cruz and other local mines. The town of Guanacevi is situated about 340 km northwest from the city of Durango. The road from Durango to Guanacevi is paved with asphalt. Well maintained, well conditioned dirt roads provide access from the town of Guanacevi to the mine and the milling and flotation facilities.

The mine site is situated in a valley approximately in the middle of the north side of the Santa Cruz vein system at about 2,375 m above sea level. The highest point of the Santa Cruz vein system reaches almost 2,500 m above sea level. The mine site infrastructure consists of a hoist room and skip load out arrangement, inclined shaft, compressor room with 4 units at 500 cfm capacity each (two units operating), 1,000 kW electrical transformer, maintenance shop with a lamp room, shed for mobile equipment, ore and waste storage pads, material storage areas, explosives magazines, core shack and a small office building.

The Santa Cruz vein system above the elevation 2,375 m is accessed by a series of adits and ramps located in different points of the mine site. There are a number of internal ramps for connection between some of the production levels in the mine.

The central part of the vein system below the elevation 2,375 m is accessed by an inclined at 55°, 300 m long shaft (cross section 3 m x 3 m) terminating some few metres below the 13th level and equipped with a 2.5 tonne capacity skip vessel. The 13th level corresponds to an elevation of 2,150 m above sea level.

The inclined shaft is utilized for hoisting ore, men and materials. The shaft skipping capacity is limited to hoisting 4,500 tonnes of ore per month.

Watts, Griffis and McOuat

The vein system strikes northwest-southeast over a distance of 2.5 km on the property and conforms to the form of a gently undulated plane dipping from 45 to 65° towards the southwest. It varies in depth, reaching 400 m in some places while widths and grades of mineralization change along the strike and dip of the vein. The upper parts of the vein system, above 2375 elevation, contain significant oxide mineralization in some areas. The lower portions of the vein system are predominantly comprised of sulphide mineralization.

Hanging and footwall rocks are very competent and allow for maintaining relatively wide unsupported open stopes in mining areas. The mine openings and excavations are unsupported and only rely on rock strength. Generally rock conditions are good due to the majority of rocks exhibiting strong physical properties. There are sporadic cases of some localized areas containing schistose rocks requiring ground conditioning and application of ground support.

A typical mining width averages 3 m. In some places it can range from 0.8 to 14 m of horizontal thickness of the vein. The mine utilizes open stoping and shrinkage mining methods for mining ore. The previous owner successfully employed cut-and-fill methods in the past. Production drilling is being done with hand held drills targeting 1.8 m to 2.4 m long rounds.

A typical single production round yields 16-25 tonnes of ore per blast. The blasted ore drops by gravity to the lower level where it is picked up by small (one or two yard bucket capacity) LHD units and hauled away to ore passes or directly to the surface storage pads. From the storage pads the ore is transported by trucks, (10 tonne), to the MG milling and flotation facilities located about 5 km away.

The overall mining dilution based on Santa Cruz mining methods and configuration of the vein is estimated to be within a 5-10% range. The dilution material in almost all cases is mineralized and therefore it is difficult to estimate its impact on the final grades of the mined ore.

Watts, Griffis and McOuat

The Santa Cruz mine is ventilated by natural ventilation with the exception of some local areas where forced ventilation is required for maintaining airflow to ventilate advancing dead end headings. The mine is completely dry from the surface to the 13th level.

Below the 13th level the mine is flooded and requires dewatering for continuation of mining and exploration activities down below. The dewatering can be accomplished with already existing in place pipelines and pumps, provided that a new electrical power cable is purchased and installed from the surface to 13th level to energize a large 200 hp centrifugal pump. There is enough electrical power capacity installed at the site to carry on dewatering of the lower part of the mine.

The mine is operating two 8 hours shifts 6 days a week. The miners are skilled and experienced in vein mining. They are not unionized. There is an incentive system in place rewarding personnel for good attendance and producing good ore grades and tonnage. The total work force consists of 34 people including a mine superintendent. The North Porvenir Zone is being developed and mined on a contract basis and so many of the former employees listed below are key people in the contractor crew.

TABLE 6
MANPOWER BREAKDOWN

Description	Total
Mine Superintendent	1
Supervision	2
Secretary	1
Drillers	7
Helpers	10
Scoop Operators	4
Mechanic and Helpers	3
Warehousing & Security	2
Driver	1
First Aid	2
Ore Sampler	1
Total	34

The mining by SCG did not previously employ geology, planning or surveying personnel in their operation and does not have production plans. All the mining activities are now being

Watts, Griffis and McOuat

conducted under direct supervision and guidance of the Mine Superintendent. The Mine Superintendent, based on his experience and intuition of what to expect behind each production round, provides day to day guidance of the mine work force, including where and how to mine the ore. He selects areas for channel sampling and based on the results dictates where and how to mine the ore.

Production from the mine in 2003 amounted to 3,588 tonnes of ore at an average grade of 550 g Ag/t and 1.0 g Au/t. The mining cost averaged US$11.89/t of ore. The mine is being charged US$17.50/t by the CMG processing plant for ore processing

TABLE 7
SUMMARY OF SANTA CRUZ MINE PRODUCTION FROM 1991-2003 (ESTIMATE)

Year	Tonnes	Gold	Silver
		(g/t)	(g/t)
1991 (from July)	2,306 (estimated)	1.0 estimated	470 estimated
1992	10,128	1.3 estimated	340 estimated
1993	12,706	0.8 estimated	320 estimated
1994	18,256	0.5 estimated	190 estimated
1995 (till May)	5,774	0.5 estimated	280 estimated
1996	11,952	0.74	315
1997	13,379	0.87	409
1998	11,916	0.92	550
1999	6,466	0.84	528
2000	18,497	1.01	538
2001	13,150	1.09	510
2002	(?)	(?)	(?)
2003	1,531	1.0	550
Total	126,061	0.9	417

EDR mine management continues to extend the ramp of the North Porvenir zone to develop Mineral Resources as outlined by the diamond drillholes. Approximately 12,000 tonnes have been mined from the North Porvenir Zone and 1,000 tonnes of ore is piled outside the portal ready to be transported to the mill. The balance of the production has been processed in the mill.

Watts, Griffis and McOuat

12. SAMPLING METHOD AND APPROACH

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings:

1.	Channel samples of the mineralized zones exposed by the mine workings; and,
2.	Samples of the muck pile prior to transport of the ore to the mill.

Samples are also collected from the exploration drillholes, with the intervals of drill core to be sample marked by the geologists. WGM noted that the splitting of the designated intervals into half core was being carefully carried out and the sample bags correctly labelled however all of the fines were all being put into the bag of sampled half core to be sent for further preparation and analysis. WGM explained that the correct way was that half of the fined should, together with the half core, be put in the core box to be stored in the core storage library. This is particularly important when dealing with epithermal precious metals deposits where the metals are preferentially located along fractures and are liberated into fines during the core splitting.

Watts, Griffis and McOuat

13. SAMPLE PREPARATION, ANALYSES AND SECURITY

WGM did not revisit the underground mine channel sampling collection procedures during the second visit, however on the initial visit, WGM was of the opinion, the collecting of the underground samples was without any serious problems.

WGM did however again review the EDR sample preparation methods and made the following suggestions for improvement.

Preparation begins with the bagged half drill core and underground channel samples (each approximately 2 to 3 kg) being sent to the CMG assaying lab for sample preparation. Samples are initially crushed to -½" then crushed to -8 mesh and riffle split to a subsample of about 200 to 250 g that remains at CMG for further sample preparation and analysis. All the remaining -8 mesh is returned to the geologists who then send all of the -8 mesh material to Chemex Lab in Guadalajara for further sample preparation (crushing/grinding)., A final, approximate 200 g, ground subsample is then sent to Vancouver for analysis.

WGM explained that these are different subsamples being sent to each laboratory and while they do check the sample preparation (crushing/splitting), the analytical results from each lab cannot be directly compared.

It is suggested that EDR establish their own sample preparation laboratory of crushing and splitting into the final subsamples of pulverized rock (85% passing 75 microns). EDR can then properly insert true duplicates from the same subsample into the samples to be analyzed and not the duplicates of the quarter-core method presently being done which again is a different subsample and not a duplicate for analysis. Similarly, if EDR had its own sample preparation lab, the blanks and standards could be randomly inserted at an average of one sample every 20 samples and not as is presently being done where all the sample numbers that end in 5 are the blanks and all those that end in 0 are the duplicates.

Watts, Griffis and McOuat

A separate EDR sample preparation lab would not only result in cost savings in sample shipment but also result in a more rapid turnaround of the assay results.

WGM also recommends that EDR develop a "mine standard sample" to be inserted into each sample shipment.

The mine standard sample being made by selecting a large amount of typical rock from the mine area that is well ground (85 passing 75 microns) and well mixed such that after samples of it are inserted into each sample shipment that with time the average metal values are well known and it becomes the mine standard containing all the other elements in the same relative proportions that can interfere with the analysis.

WGM understands that the CMG lab is used only for quick turnaround of results but the CMG assays are not being used in the Mineral Resource estimates. It was informed that a new assay lab is to be built at CMG mill. Consideration should be given to separating the crushing and grinding areas as at present with the crushing and grinding being carried out adjacently in the same room without adequate dust ventilation this is not a good sample preparation practice particularly for the assaying of precious metals i.e., ppm values.

Similarly the different size metallic trays (those of 12 and 6 etc.) for lead buttons on ash crucibles can lead to misidentification as does happen on occasion as explained by the assayer requiring a re-assay better to have one or two trays to load the furnace.

Finally weighting of the gold bead in a non-airconditioned room can lead to weighing errors particularly during extremes of air temperature.

Watts, Griffis and McOuat

14. DATA CORROBORATION

14.1                 GENERAL

A comparison of the assay results of 316 different subsamples that were analyzed at both the CMG and Chemex laboratories. When compared even although different subsamples gave an average silver value at Chemex of 150.2 g Ag/t compared to a value of 146.4 g Ag/t at CMG and for gold, the average at Chemex was 0.53 g Au/t vs 0.62 g Au/t at CMG.

The silver comparison show the CMG lab compared very favourably with the average at Chemex at a -2.5% difference while the gold comparison showed the CMG lab, compared to Chemex, at a +17% difference. While the gold values did not compare favourably at both labs the CMG lab analyzed only a 10 g subsample as compared to a 30 g subsample analyzed at Chemex. It is not clear if this difference is assay values is due to the subsample size i.e., a nugget effect or due to a quality control difference.

In the estimation of the Mineral Resources, EDR used primarily the assay values of Chemex and only used the CMG assay results when those of Chemex were not available.

14.2                 WGM SITE VISIT SAMPLING

WGM sampled three selected drillholes/intervals and carried them to Toronto for assaying at the ALS Chemex labs, Toronto. The results of each lab are shown in Table 8.

Watts, Griffis and McOuat

TABLE 8
SAMPLE RESULTS

Hole No.	Sample Interval	Chemex Toronto, g/t		Chemex Vancouver, g/t
	(m)	(Ag)	(Au)	(Ag)	(Au)
NP-6-1	281.65-282.45	307	1.50	316	0.42
NP-9-1	315.30-315.90	2,250	2.02	2,774	2.20
NP-14-1	207.50-208.0	425	0.60	104	0.49

Samples were selected to test low, intermediate and high assay values. Both the silver and gold assay values compare favourably and confirm the mineralization reported.

Watts, Griffis and McOuat

15. ADJACENT PROPERTIES

Although the Guanacevi Mining District is completely covered by concessions (more than 300) only two mines, Santa Cruz and Barradón are in operation. Although Minera Tayahua S.A. de C.V. has the most extensive coverage of the area (approximately 95%), key concessions over the vein/fault structures are also held by others. It was reported that there is no known exploration taking place at present.

Watts, Griffis and McOuat

16. MINERAL PROCESSING AND METALLURGICAL TESTING

16.1                 ORE PROCESSING

The CMG milling and flotation facilities process ore from the Santa Cruz mine and the nearby Barradon mine as well as the old tailings from the tailings pond. The milling and flotation section capacity is 800 tpd (using 4 ball mills in operation). The cyanide leach plant is processing up to 550 tpd of tailings from the flotation and from the tailings pond.

The milling and flotation section is currently underutilized due to the lack of an adequate amount of feed from the mines and as a result only processes up to 150 tpd of ore. The cyanide plant processes 150 tonnes of tailings from flotation and 400 tonnes of old tailings for the total throughput of 550 tpd.

The milling and flotation circuit comprise an integrated processing complex with the cyanide leaching circuit. The concentration ratio at the flotation is typically 18:1 and can go as high as 30:1. The CMG plant ore processing flowsheet consists of ore storage bins, conventional crushing and screening (-5/8"), ball fine milling (70% passing 200 mesh) followed by two stages of flotation. The concentrates are dried and shipped by 10 tonne trucks to Peñoles Met-Mex facility in Torreon for smelting and refining. The flotation recoveries are around 80-85% for silver and 70-80% for gold, based on Santa Cruz and Barradon combined feed. The flotation circuit previously produced a bulk concentrate in early 1990s.

In the past, when CMG was processing feed from a much larger number of mines, recoveries varied from the low 70% almost to the 90% for silver and from the low 60% to high 80% for gold.

The silver and gold are recovered to flotation zinc and lead concentrates. The tailings from flotation are mixed with tailings recovered from the tailings pond and are subjected to cyanide

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leach process for final recovery of silver and gold. The retention time at the leaching plant is about 20 hours.

The tailings from the flotation plant and those recovered by hydraulic monitoring from the tailings pond are transported to a 50' diameter thickener and are thickened to 50% solids slurry. The thickened slurry is transferred to leaching tanks (12 units each at 40 tonnes capacity) arranged for gravity flow from tank to tank. The site utilizes only 7 leaching tanks. The tanks are positioned in two rows of six units in each row. Each tank is equipped with an agitator. NaCN is added to the slurry at a ratio of 0.75 kg per tonne of slurry. Oxygen is injected at the first tank to the slurry to lower retention time of the process. The solution from the leaching tanks is processed through 5 thickeners. The pregnant solution goes to Merrill-Crowe plant for extraction and precipitation of the silver-gold precipitate. A small furnace smelts the precipitate to produce dore, which is sold to the silver industry in Guadalajara, Jalisco, Mexico.

The tailings, feeding the cyanide leaching plant, contain on average 0.5 g Au/t and 110-120 g Ag/t. The cyanide leaching recoveries of gold and silver are in a range of 60-65%.

The CMG plant and facilities appear to be in good shape and will require only a moderate amount of sustaining capital for proper continuation of current production levels in the next few years.

In order to increase the production capacity to the designed level, the sustaining capital will have to be increased accordingly.

Watts, Griffis and McOuat

TABLE 9
CMG PROCESSING PLANT MANPOWER, MILL/FLOTATION

Description	Total
Crushing	5
Milling &Flotation	9
Tailings	2
Maintenance	8
Lab	4
Transportation	4
Warehousing	2
Supervision	4
Security	5
Administration	8
Head Office-Durango	6
Total	57

The 2003 milling cost per tonne of ore was US$22.95. Total cost including mining, milling and head office was US$34.80 per tonne of ore.

16.2                 ENVIRONMENTAL CONSIDERATIONS

In June 2003 the CMG Processing Plant was granted a "Certificado de Industria Limpia" by the Federal Environmental Agency of Mexico in recognition of plant compliance with the federal environmental laws. The CMG plant monitors all the effluents and air quality at the site and in particular around the tailings pond. Regular monitoring and laboratory testing are contracted out to a qualified contractor.

The site uses cyanide for leaching tailings from the flotation and tailings recovered from the tailings pond. The leaching plant before discharging the tailings to the tailings pond neutralizes them in a three-stage cyanide kill circuit. The whole cyanide kill process is controlled and monitored. On average the amount of cyanide residue in discharge is four times lower than allowable limit.

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The slope of the tailings pond appears to show signs of shallow erosion on the northwest side of the tailings empoundment. This remark is based on a visual observation conducted from a distance, therefore, at some point in future, a close inspection of the mentioned area and the entire tailings pond is advisable.

There was no environmental investigation conducted at the CMG plant or the mine site. All the remarks made in this section are based solely on information collected during discussions with management of the CMG Plant and the Santa Cruz Mine.

Watts, Griffis and McOuat

17. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Velasquez Spring, P.Eng., independent QP has audited and concurs with the following Mineral Resource estimate by EDR on the North Porvenir Zone, Guanacevi Project.

North Porvenir Zone Mineral Resource Estimate by EDR - February 2005

Classification	Tonnes	g Ag/t	g Au/t	Width
Measured	18,700	698	1.2	2.1
Indicated	23,500	682	1.2	2.1
Measured and Indicated	42,200	689	1.2	2.1

Inferred	245,700	486	1.2	2.4

Estimated at a 335 g Ag/t cutoff and a 1.0 m minimum mining thickness and if mineralization of the wallrock adjacent to 335 g Ag/t was greater than 230 g Ag/t and it was included in the mining thickness. Silver was at US$6.50/oz but with no credit for the gold content.

Figure 8 shows the drillholes and polygons used for the Mineral Resource(s) estimate.

17.1                 DATABASE REVIEW AND VALIDATION

All data used for the audit were supplied by EDR and WGM did not generate any new interpretations. WGM assumed the data supplied to be correct and accepted them for the purpose of this report.

17.1.1               MEASURED AND INDICATED RESOURCES

The data for channel sampling were provided in two formats: Microsoft Excel and "DXF" files. The database for both sill and stope sampling contained the sample ID, UTM coordinates of sample mid-point, and the assay values from both ALS Chemex and MGC laboratories and the calculated composite values across the vein.

The composites prepared by EDR were based on a 335 g Ag/t cutoff and a 1.0 m minimum mining thickness. In case where the mineralization of the wallrock ("incremental ore") adjacent to the 335 g Ag/t mineralization was above a 230 g Ag/t cutoff it was included in the mining thickness. WGM has reviewed the calculation of the composites and verified

EDR MEX \ EDR_11_Porvenir_Polygon.dwg (Layout: [illegible])
Last revision date: Friday, [illegible] April [illegible]

VERTICAL SECTION
Ventillation Raise
2400
2300
2200
Ramp
Portal El Porvenir Mine
SSC-01
SSC-02
SSC-03
17-1
16-1
15-1
14-1
17-2
15-2
14-2
12A-1
11B-1
12A-2
31-3
11B-2
9-1
8-1
7-1
6-1
9-2
8-2
7-2
6-2
Scale 1 : 1,000
0
50
250
Metres
Legend:
MINERAL RESOURCE
Measured
Indicated
Inferred
PLAN VIEW
400400-E
400600-E
400800-E
400200-E
2867000-N
2866800-N
El Porvenir Claim
Road
SSC-01
SSC-02
Legend:
Diamond drill holes showing vein intersections at different depths
Drill stations
Figure 8.
ENDEAVOUR SILVER CORP.
Guanacevi Project
Guanacevi District, Durango State, Mexico
Diamond Drill Hole Locations
El Porvenir Area

Map Source: Endeavour Silver Co., 2005

Watts, Griffis and McOuat

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that wherever possible the EDR used the assay values supplied by the ALS Chemex laboratory. The values of the raw assay values were capped at 1,215 g Ag/t and 1,389 g Ag/t for the sill and stope channel sampling respectively.

17.1.2             INFERRED RESOURCES

The drillhole data supplied to WGM by EDR were in Microsoft Excel format. The database contained drillhole collar, down-hole survey, Santa Cruz vein intersections, assay and composite calculations. The survey data for the azimuth information were provided in three different columns: one indicating azimuth values obtained by the downhole survey, then corrected by 10° (to the Magnetic North) and one that was rounded up to prepared the cross sections. WGM used the values corrected for the magnetic north. In all, 23 drillholes for the Porvenir area were supplied. WGM imported these data into Gemcom Software International Inc.’s GEMS exploration and mining software system to conduct spatial review and data validation for the Inferred Mineral Resource estimates.

The Microsoft Excel file with Assay data contained assay values from two laboratories: ALS Chemex and MGC. As in the channel sampling, the composites prepared by EDR were based on a 335 g Ag/t cutoff and a 1.0 m minimum mining thickness. In case where the mineralization of the wallrock ("incremental ore") adjacent to the 335 g Ag/t mineralization was above a 230 g Ag/t cutoff it was included in the mining thickness. WGM has reviewed the calculation of the composites. The drillhole assays used by the EDR where capped at 1,073 g Ag/t. WGM completed a statistical analysis and population distribution plots were created for the raw Ag assay intervals for the drillholes. Table 10 summarizes the results. WGM reviewed the statistics and the cumulative frequency and probability plots of the raw assays and confirm that the above calculated capping is within 90%.

TABLE 10
SUMMARY OF RESULTS

	No. of	Arithmetic	Standard	Maximum	Coefficient
	Samples	Mean	Deviation	Assay	Of Variation
Assay >230 g Ag/t	70	609.73	562.48	3050	0.92

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17.2                 MINERAL RESOURCE ESTIMATE

17.2.1               MEASURED AND INDICATED RESOURCES

To confirm the EDR Measured and Indicated resources, WGM has calculated the composites of the sill and the stope independently using the all the channel sample data provided. The weighted average grade and average true thickness was determined to be 738 g Ag/t and 1.9 m respectively for ore with cutoff grade of 335 g Ag/t, and 698 g Ag/t and 2.1 m for ore including wall rock with cutoff grade of 230 g Ag/t.

Using the AutoCAD files containing plans and vertical cross sections showing the channel sampling for the stope and the sill, WGM was able to verify the remaining area of resources. Measured Mineral Resources were confirmed by projecting 10 m from the stope and sill channel samples. Indicated Mineral Resources were projected an additional 15 m from the stope and sill channel samples.

17.2.2               INFERRED RESOURCES

In order to audit the inferred resources WGM has delineated a vertical plane with the coordinates supplied by EDR. Two horizontal thicknesses were calculated for each composite length:

  Including ore with cutoff grade of 335 g Ag/t; and
  Including wall rock with cutoff grade of 230 g Ag/t.

Two set of polygons with 30 radii were constructed on this vertical plane centred on the mineralized intercepted in the drillholes for each horizontal thickness. Tonnages were estimated using a specific gravity of 2.5, as used by the client.

WGM reviewed the calculations by EDR for the cutoff grade used for its Mineral Resource estimate. It was based on the cost of mining an ore block estimated at 37,500 tonnes through,

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the development of 150 m long ore shoot at an average 2.5 m width, and the development of 333 m of ramp (5.0 m by 4.5 m) to access the stope. All costs in the calculation were based on multiple contractor bids received for costs/tonne to drive the ramp, for the stope development and for the haulage to surface and to the mill. The following illustrates the various components and US$/tonne cost used in the calculations.

US$/tonne
Ramp	$4.67
Stope development	4.17
Stope	11.05
Haul to surface	3.88
Mine Administration	4.44
Haul to mill	2.57
Milling	18.00
General Administration	3.00
Total	$51.78

@ 85% Recovery	$60.91
@ 6% NSR	64.80
@ 7.5% Royalty	70.05

Silver @ $6.50/oz equivalent to 10.8 oz Ag or 335 g Ag.

Similarly for the Incremental Ore from the foot and hangingwalls for which the stope development, ramp and other administration charges have been charged in the overall cutoff calculation equates to a total of US$48.03/t or 7.4 oz Ag (230 g Ag).

Mining costs per tonne, and therefore cutoff grades, are subject to change depending upon mining methods, equipment used and tonnage produced. As the production rate rises, the cost per tonne and cutoff grade should fall.

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EDR carried out Specific Gravity ("SG") determinations on six samples collected from the North Porvenir area (the weight in air vs. the weight in water). Individual samples ranged in weight from 2,000 g to 5,500 g and gave SG values varying from 2.38 to 3.08 and averaged 2.6 g/t.

The SG used by EDR in the Mineral Resource estimates was 2.5 g/t which may indicate that the tonnage estimate may be slightly underestimated.

17.3                 HISTORICAL RESOURCE ESTIMATE

At the start of the 1960s Industrial Peñoles S.A. de C.V. estimated a "mineral resource*" at the Santa Cruz Mine of 360,000 tonnes @ 500 g Ag/t. In 1983, a Peñoles diamond drilling program below Level 13, reported an additional 229,000 tonne "Mineral Resource" at an average thickness of 4.66 m at a grade of 1.20 g Au/t and 525 g Ag/t.

In March 1996, under an assistance program to Guanacevi Mining District, Engineer Jesus Chairez Blanco rechecked the resource estimate below Level 13 with the following results: a stated "Mineral Reserve**" of 211,000 tonnes at an average width of 5.04 and an average grade of 1.51 g Au/t and 688 g Ag/t without including the inferred mineral resources. Engineer J. Chairez B. estimated that some 17,000 tonnes of the "proven reserves*" have been mined from the workings both above and below Level 13 (11,700 tonnes above Level 13 and 5,200 tonnes below Level 13) down to the ground water level of the time.

______________________________
* Historical "mineral resource" prior to NI 43-101 standards.
** It is important to note in order for mineral resources to be designated as proven and probable mineral reserves (under present NI 43-101 requirements) the reserves must have demonstrated economic viability i.e., include a preliminary feasibility study. These "mineral reserves" do not meet present required NI 43-101 standards.

Watts, Griffis and McOuat

18. INTERPRETATION, CONCLUSIONS AND RECOMMENDATIONS

18.1                 GENERAL

The mining operations by EDR at the Santa Cruz Mine since they took control is being professionally done. Normal mining operations that include mapping, surveying, exploration and sampling to control the resources being mined and to develop new mineral resources are being carried out.

Past mining has shown that good economic mineralization, over good, to wide mining widths (ore shoots) are present, in selected areas in the mine and with the present EDR exploration programs of mapping and drilling, and the developing of a detailed geological model the true potential of the mine will be realized.

18.2                 INTERPRETATION

Although the historic amount of mineral resources (tonnage and grade) estimated by Industrias Peñoles at the Santa Cruz Breccia Zone below level 13 and below the water table, cannot be estimated at present, WGM believes it to be an excellent exploration target and worthy of the detailed exploration program that it is receiving, and as has been shown at the North Porvenir Area, will lead to the development of sufficient mineral reserves for the plant to operate at its full capacity for at least a 5 year period. Regular ongoing exploration will determined the true potential of the mine and also provide a better understanding of the mineralization throughout the Guanacevi Mining District that should lead to opportunities to acquire other mineral concessions/mines in the district.

Watts, Griffis and McOuat

18.3                 CONCLUSIONS

  EDR has assembles a professional team of geologists and engineers who are systematically developing the exploration and mine development programs developed by EDR to outline Mineral Resources;

  The initial Phase 1 program of exploration and development has been successfully completed and a Mineral Resource outlined at the North Porvenir mine area;

  The mine workforce and mill workforce are skilled and experienced and it is expected that under the established professional direction that both will be able to easily handle the higher mine/mill proposed mineral production; and

  Capital by EDR has been invested in the project and the exploration, diamond drilling and mine development that are required for future production are being developed.

18.4                 RECOMMENDATIONS

EDR has, after the initial Phase 1 program, recommended the following ongoing Phase 2 program and budget.

EDR has developed the Phase 2 program as an ongoing exploration program to further outline additional Mineral Resources. The program although it involves the continued mapping and sampling of the existing underground workings is mainly focussed on diamond drilling in eight areas:

ix)	North Porvenir. Ten to fifteen drillholes (5,500 m) to test vein at depth and along strike;

x)

The Santa Cruz 13 Breccia. Four surface drillholes and additional underground drillholes (totalling 4,000 m) some drilled from surface others from underground to not only test the historical Peñoles "Mineral Resource" estimate below the water table but also to test both the updip and downdip projections of the breccia structure (Figure 9);

xi)	El Venado Breccia. Two drillholes (1,000 m) proposed to test the mineralization downdip on the breccia structure (Figure 9);

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xii)	Victor Breccia. Three proposed drillholes (2,000 m) to test the mineralization vein at the 10, 11 and 13 levels (Figure 9);

xiii)	La Prieta. Eight drillholes (3,000 m) to test vein at various depths;

xiv)	Section 350S. (2,000 m);

xv)	Santa Cruz Norte. (2,000 m);

xvi)

Deep North Porvenir. Five drillholes (1,000 m) located below Deep Porvenir portal, holes staggered to alternately test the mineralized vein at the 2,210 m and 2,260 m elevations over 200 m of strike length;

Based on the results of the diamond drilling, the required mine development will follow. Drilling costs are projected at US$110/m drilled from surface and US$75/m drilled from underground. The number and depth of drillholes in each area is dependent upon whether drilled from surface or underground.

Table 11 outlines the 2005 budget as presented by EDR.

EDR WEX \ EDR_12_SantaCruz_Structure_LSect.dwg (Layout: 4k)
Last revision date: Monday, 2 May 2005

600 NW
400 NW
200 NW
00
200 SE
Tiro Garibaldi
Tiro San Guillermo
Level No. 1
Level No. 2
Level No. 3
Level No. 6
Pozo Seco
2400 Elev.
Arroyo
El Porvenir
Tiro Santa Cruz
Level No. 7
Level No. 8
Level 10
Level 11
Development Raise
At Hangingwall (?)
Level No. 11
Level No. 12
2200 Elev.
Cross Cut Of
200m To Footwall
S-13
S-45
2000 Elev.
13 Breccia
El Venado
Breccia
Victor Breccia
Legend:
Peñoles historical
resource polygons
Breccia zones
S-46
Drill hole intersection
of vein
Proposed drill holes
Scale 1 : 4,000
0
200
Metres

Figure 9.

ENDEAVOUR SILVER CORP.

Guanacevi Project

Guanacevi District, Durango State, Mexico

Santa Cruz Vein

Proposed Drill Program

Map Source: Endeavour Silver Co., 2005

Watts, Griffis and McOuat

Watts, Griffis and McOuat

TABLE 11
2005 EXPLORATION BUDGET, GUANACEVI PROJECT

Description			Cost ($)	Total Cost ($)
Administration	Fuel		$36,000
	Vehicles		50,000
	Office		130,000
	Field Supplies		40,000
	Supervision		40,000	$296,000

Personnel	3 contract Geologists		274,000
	2 Surveyors		66,000
	Local Assistants		45,000
	District Negotiator		5,000	$390,000

Drilling	Porvenir	6,000 m	660,000
	Santa Cruz	12,850 m	1,413,500
	La Prieta	2,000 m	220,000	$2,293,500

Assays			250,000	$250,000

Research	Structural Study		12,500
	Petrography		10,000
	Fluid Inclusions, Isotopes		10,000	$32,500

Total 2005 Exploration				$3,262,000

WGM concurs with the proposed EDR exploration program and budget and recommends that it be carried out.

Watts, Griffis and McOuat

CERTIFICATE

To Accompany the Report titled "A Technical Review
of the North Porvenir Zone Santa Cruz Mine,
Guanacevi Project in Durango State, Mexico
for Endeavour Silver Corp." dated May 5, 2005, amended May 10, 2005

I, Velasquez Spring, do hereby certify that:

1.	I reside at 1020 Walden Circle, Unit 17, Mississauga, Ontario, Canada, L5J 4J9.

2.	I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. Degree in Applied Geology (1957), and I have practised my profession continuously since that time.

3.	I am registered Professional Engineer with Association of Professional Engineers Ontario (Membership Number 43927011).

4.

I am a Senior Geologist with Watts, Griffis and McOuat Limited, a firm of consulting engineers and geologists, which has been authorized to practice professional engineering by the Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.

I am a qualified person for the purpose of NI 43-101 with regard to a wide variety of mineral deposits and with knowledge and experience in Mineral Resource and Mineral Reserve estimation parameters and procedures.

6.	I visited the Guanacevi property during a trip to Mexico from February 22 to 24, 2005.

7.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

8.	I was solely responsible for this report.

9.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Endeavour Silver Corp., or any associated or affiliated entities.

10.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Endeavour Silver Corp., or any associated or affiliated companies.

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11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Endeavour Silver Corp., or any associated or affiliated companies.

12.

I have read the NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with this NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice.

          signed by
" Velasquez Spring "

Velasquez Spring, P.Eng., B.A.Sc.
May 10, 2005

Watts, Griffis and McOuat

REFERENCES

Consejo de Recursos Minerales Subdireccion de Exploracion Residencia Durango

Mar. 1996	Apoyo al Distrito Minero de Guanacevi-Mina Santa Cruz, Estado de
Durango by Ing. Jesus Chairez Blanco.

Ing. Antonio Salazar C.
May to Dec. 1998	Santa Cruz Mine. Production Reports.
Jan. to Nov. 1999	Santa Cruz Mine. Production Reports.

Ing. Francisco Javier Gonzales E.
Feb. to Nov. 1997	Santa Cruz Mine. Production Reports.

Lic. Jose Campillo Garcia
June 2003	Certificate of environmental compliance. Procuraduria Federal de
Protección al Ambiente "La Ley al Servicio de La Naturaleza"

Metallurgica Guanacevi S.A. de C.V. and Santa Cruz y Garibaldi S.A. de C.V.
Sep. 2001	Mexican Silver & Gold, Mining and Processing-Summary Description
of Operations.

Minera Santa Cruz y Garibaldi S.A. de C.V. (no author)
Jul. 1991-Mar. 1995	Mina Santa Cruz, Informe General De Operaciones
Mar. 1990	Compania Minera la Compana, S.A., Unidad Guanacevi.

Servicious Industriales Peñoles S.A. de C.V.
Dec. 1985	Proyecto Guanacevi Mina Santa Cruz Garibaldi-Reporte Geologico y
de Actualizacion by Ing. Alejo Monsivais Hernandez

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Pan American Silver
2003	Cross section-Exploration hole B.D.D.SSC-01.
2003	Cross section-Exploration hole B.D.D.SSC-02.
2003	Cross section-Exploration hole B.D.D.SSC-03.

Stuard Moller Gerente de Geologia Panamerican Silver
Aug. 2003	(English Translation) General Report-Santa Cruz Vein-Areas and
Mines.

Agosto 2003	Informe General Veta Santa Cruz, Areas y minas.

2001	Flotation Plant Production of Empresa Metalurgica Guanacevi, S.A. de
C.V. 1996 to 2001

Various agreement contracts for rent of MG plant and Contracts with Peñoles for the Mining of Santa Cruz Mineral Resources.
1997	Contrato de Arrendamiento de MG Plant, Cia Minera La Campaña
(Ing. Jaime Lomeliu G.), and Minera Santa Cruz y Garibaldi (Ing.
Marcarío Muñoz C.). Plus seven additional contract of modifications to original agreements.

1991	Contrato de Explotacion Minera, Cia Minera La Campaña S.A.
(Ing. Macario Muñoz C.) y Minera Santa Cruz y Garibaldi S.A. de C.V.
(Ing. Jaime Lomelin Guilleu).

Unauthored documents:
2004	Metallurgical Plant-Production reports for 2004.
2004	Invoices for concentrates and doré sales.
2003	Unit costs for Santa Cruz Mine and Processing Plant.
2002	Environmental monitoring results-report.
Feb.1997	Memorandum, Mine Plan for 1997.

Watts, Griffis and McOuat

Undated	Equipment list.
Undated	Manpower list.
Undated	Production of cyanidation plant 1996 to 2001.
Undated	Description of old drillholes S-1 to S-47-1967.
Undated	Description of drillholes 1983 to 1984, S49-S-59.

Maps and Diagrams (undated)

A number of processing diagrams with no titles.

Distribucion de la Mineralizacion del Distrito Guanacevi.

Geological Section. Exploration Hole No. 49.

Guanacevi Project. Santa Cruz Vein-Longitudinal Section.

Mining Claims Map-Unidad Guanacevi.

Planta de Flotacion. Flow diagram Milling & Flotation Plant.

Planta de Cianuracion. Flow diagram Cyanide Leaching Plant.

Plan No.2 Geologia Regional.

Program de Exploracion. Nivel 13.

Reservas-Potencial-Programa-Costo.

Santa Cruz Mine. Reserves-Longitudinal map with superimposed mine levels.

Various small production maps.